

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2015

Via E-mail
Mr. Myles A. Pressey III
Chief Executive Officer
Zonzia Media, Inc.
74 N. Pecos Road, Suite D
Henderson, NV 89704

      Re: Zonzia Media, Inc.
                Form 8-K
                Filed November 26, 2014
                File No. 002-75313

Dear Mr. Pressey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Ethan Horowitz

                Ethan Horowitz
                Branch Chief